

Mail Stop 3561

January 15, 2016

Billy D. Prim
Chairman and Chief Executive Officer
Primo Water Corporation
104 Cambridge Plaza Dr.
Winston-Salem, NC  27104

> **Re:**   **Primo Water Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 4, 2015**
> **Response Dated December 23, 2015**
> **File No. 1-34850**

Dear Mr. Prim:

We have reviewed your December 23, 2015 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2015 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

1. We note from your response to comment 1 that you believe all sales made by your Water segment, including sales made under your contracts with Refill water customers represent sales of tangible products.  In order to assist us in evaluating your response, please provide us with the following information as it pertains to your Refill business:

   - Please tell us whether you or your retail partners are responsible for paying for the water which is filtered through your equipment and for the electricity used in operating the water filtration equipment located on your customers' premises.

- Please tell us how you considered these factors in determining that revenues from your retail customers and their third party end consumers appropriately represent the sale of tangible products produced by you rather than service revenues. Please provide any basis in GAAP which supports your response.

- After considering the above factors, tell us how you considered the disclosure requirements of Rule 5-03(b)(1) and (2) of Regulation S-X.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, Andrew Blume, Staff Accountant at (202) 551-3254, or me, at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products